LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 222       Fax: (514) 488-1880
www.lmsmedical.com / investor@lmsmedical.com
--------------------------------------------------------------------------------
For Immediate release

                         LMS ANNUAL SHAREHOLDERS MEETING

MONTREAL, QUEBEC, SEPTEMBER 15, 2005 - LMS MEDICAL SYSTEMS (AMEX: LMZ, TSX:
LMZ), a healthcare technology company and developer of the CALM(TM) system
(Computer Assisted Labor Management), is pleased to announce that it held its annual shareholders meeting in Montreal on September 14, 2005. During the meeting, shareholders elected members of the board of directors who will serve until the next annual meeting.

Ms. Diane Cote, President and Chief Executive Officer of LMS, also provided shareholders in attendance at the meeting with a brief overview of the Company's corporate progress.

"With CALM 3.0 now available, LMS is well positioned to increase its install base and further relationships with the key stakeholders in obstetrics," stated
Ms. Cote. "Fiscal 2006 will be an exciting period as we deliver to the marketplace new and exciting risk management tools such as Shoulder Screen and
CALM Patterns."

LMS directors for the coming year are: Ms. Elaine Beaudoin, Vice President of
Beaudier Inc.; Ms. Diane Cote, President and CEO of LMS; Mr. Terrance H. Gregg,
former President of Medtronic Minimed Inc; Mr. Harry G. Hohn, former Chairman and CEO of New York Life; and Mr. Benoit La Salle, Chairman & CEO of Semafo Inc.

Subsequent to the meeting, the board of directors appointed the following persons to serve as officers of the Company: Mr. Benoit La Salle, Chairman of the Board; Ms. Diane Cote, President & Chief Executive Officer; Emily Hamilton
M.D., Vice President; Mr. Yves Grou, Chief Financial Officer and Secretary; and
Geoffrey Myers, Assistant Secretary.

ABOUT LMS: LMS Medical Systems is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS Computer
Assisted Labor Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.